

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Thomas F. Splaine, Jr
Senior Vice President and Chief Financial Officer
Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

> **Re:** **Investors Bancorp, Inc.**
> **Form 10-K for the Transition Period from June 30, 2009 to December 31, 2009**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Forms 10-Q for Fiscal Quarters Ended September 30, 2009, March 31, 2010, and June 30, 2010**
> **File No. 000-51557**

Dear Mr. Splaine:

We have completed our review of your filings and do not have any further comments at this time.

You may contact Lindsay McCord, Staff Accountant, at (202) 551-3417 or me at (202) 551-3484 if you have questions.

Sincerely,

John A. Spitz
Staff Accountant